                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
                                 (RULE 14d-100)
          TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                          FOX & HOUND RESTAURANT GROUP
                            (Name of Subject Company)
                            ------------------------

                              F&H ACQUISITION CORP.
                            NEWCASTLE PARTNERS, L.P.
                             STEEL PARTNERS II, L.P.
                       (Names of Filing Persons--Offeror)
                      ------------------------------------

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)
                             ----------------------

                                    351321104
                      (Cusip Number of Class of Securities)
                            ------------------------

                                 MARK E. SCHWARZ
                                 MANAGING MEMBER
                            NEWCASTLE PARTNERS, L.P.
                         300 Crescent Court, Suite 1110
                               Dallas, Texas 75201
                                 (214) 661-7474
                                 --------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                 and Communications on Behalf of Filing Persons)

                                   COPIES TO:
                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------

|X| Check the box if the filing  relates  solely to  preliminary  communications made before the commencement of a tender offer.
      Check the appropriate  boxes below to designate any  transactions to which the statement relates:
      |X| third-party tender offer subject to Rule 14d-1.
      |_| issuer tender offer subject to Rule 13e-4.
      |_| going-private transaction subject to Rule 13e-3.
      |_| amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results
of the tender offer. |_|

PRESS RELEASE

CONTACT:
--------
Daniel H. Burch
Jeanne M. Carr
MacKenzie Partners, Inc.
(800) 322-2885

FOR IMMEDIATE RELEASE:
----------------------

          F&H ACQUISITION CORP. REVISES OFFER PRICE TO $14.50 PER SHARE
                        FOR FOX & HOUND RESTAURANT GROUP

         DALLAS,  TX -  DECEMBER  19,  2005  --  F&H  Acquisition  Corp.,  today announced that as a result of its due diligence  review of information  provided to it by Fox & Hound Restaurant Group  (Nasdaq:FOXX) it has revised the purchase price per share of the cash tender  offer it has  previously  announced  that it intends to commence to purchase all of the outstanding shares of common stock of
Fox & Hound  Restaurant Group not owned by it for $14.75 per share to $14.50 per share. In addition,  F&H Acquisition  Corp.  announced today that it has entered into  discussions  with  Fox &  Hound  on the  terms  of a  tender  offer/merger agreement.  There can be no assurance that these  negotiations  will lead to the execution of a definitive merger agreement with Fox & Hound.

         The  tender  offer  will  still be  subject  to  customary  conditions, including (i) a majority of Fox & Hound's  shares on a fully diluted basis being tendered and not withdrawn,  (ii)  expiration of the  applicable  waiting period under  the  Hart-Scott-Rodino  Antitrust  Improvements  Act of 1976,  (iii)  the
obtaining of all consents,  approvals or  authorizations  required by all state, city or local liquor  licensing  boards,  agencies or other similar entities and
(iv) F&H  Acquisition  Corp.  being  satisfied  that Section 203 of the Delaware
General  Corporation  Law is  inapplicable  to the  Offer  to  Purchase  and the potential  merger  thereafter.  The offer will not be subject to or  conditioned upon any financing  arrangements.  F&H Acquisition Corp. expects to commence the tender offer on or before December 23, 2005.

THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY
OR THE  SOLICITATION OF AN OFFER TO SELL ANY SHARES.  THE  SOLICITATION  AND THE
OFFER TO BUY FOX & HOUND'S  COMMON STOCK WILL ONLY BE MADE  PURSUANT TO AN OFFER
TO PURCHASE AND RELATED MATERIALS THAT F&H ACQUISITION CORP.  INTENDS TO FILE ON
OR BEFORE DECEMBER 23, 2005.  STOCKHOLDERS SHOULD READ THESE MATERIALS CAREFULLY
BECAUSE THEY CONTAIN IMPORTANT  INFORMATION,  INCLUDING THE TERMS AND CONDITIONS
OF THE  OFFER.  STOCKHOLDERS  WILL BE ABLE TO OBTAIN THE OFFER TO  PURCHASE  AND
RELATED  MATERIALS WITH RESPECT TO THE TENDER OFFER FREE AT THE SEC'S WEBSITE AT
WWW.SEC.GOV OR FROM F&H ACQUISITION CORP.